Free Writing Prospectus

Dated December 10, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-173125

HERTZ ANNOUNCES SALE OF 50,000,000 SHARES OF

COMMON STOCK BY SELLING STOCKHOLDERS

PARK RIDGE, NJ; December 10, 2012 — Hertz Global Holdings, Inc. (NYSE: HTZ) (“Hertz Holdings”) announced today the sale of an aggregate of 50,000,000 shares of common stock by investment funds associated with Clayton, Dubilier & Rice, LLC, The Carlyle Group and BofA Merrill Lynch to J.P. Morgan, as the sole underwriter in the registered public offering of those shares. The shares are being sold on a pro rata basis by these investment funds, which are existing stockholders of Hertz Holdings, in accordance with their current ownership interests.  Following the offering, these investment funds will continue to beneficially own an aggregate of approximately 110 million shares, or approximately 26% in the aggregate, of Hertz Holdings’ outstanding common stock, calculated on an undiluted basis. The total number of outstanding shares of Hertz Holdings’ common stock will not change as a result of the offering.  Hertz Holdings will not receive any proceeds from the offering.

The last reported sale price of Hertz Holdings’ common stock on December 10, 2012 was $16.21 per share.  J.P. Morgan proposes to offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 803-9204.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Hertz Holdings is disclosing the following additional information in connection with the offering:

Acquisition of Dollar Thrifty

On November 19, 2012, Hertz Holdings, the indirect parent company of the Hertz Corporation (“Hertz”), completed its acquisition of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) pursuant to the terms of the Agreement and Plan of Merger, dated as of August 26, 2012 (the “Merger Agreement”), with Dollar Thrifty and HDTMS, Inc. (“Merger Sub”), a wholly-owned subsidiary of Hertz.  In accordance with the terms of the Merger Agreement, Merger Sub completed a tender offer in which it purchased a majority of the shares of Dollar Thrifty common stock then outstanding at a price equal to $87.50 per share in cash.  Merger Sub subsequently acquired the remaining shares of Dollar Thrifty common stock by means of a short-form merger in which such shares were converted into the right to receive the same $87.50 per share in cash paid in the tender offer.  After taking into account Hertz Holdings’ use of approximately $400 million of cash and cash equivalents available from Dollar Thrifty, the purchase price for Dollar Thrifty’s common stock was approximately $2.1 billion.  As a condition of the Merger Agreement, and pursuant to a divestiture agreement reached with the Federal Trade Commission, Hertz is required to (i) divest its Simply Wheelz subsidiary, which owns and operates the Advantage brand, (ii) secure for the buyer of Advantage, Adreca Holdings, Corp., a subsidiary of Macquarie Capital which is expected to be operated by Franchise Services of North America Inc. (the “Advantage Buyer”), certain on-airport car rental concessions, and (iii) secure for the Advantage Buyer or, in certain cases, one or more other Federal Trade Commission-approved buyers, certain additional on-airport car rental concessions.  Dollar Thrifty is now a wholly-owned subsidiary of Hertz.

As of September 30, 2012, Dollar Thrifty had approximately 280 corporate locations in the United States and Canada, with approximately 5,900 employees located mainly in North America.  In addition to its corporate operations, Dollar Thrifty had approximately 1,300 franchise locations in 82 countries.  For the year ended December 31, 2011 and the nine months ended September 30, 2012, Dollar Thrifty had total revenues of approximately $1.5 billion and $1.2 billion, respectively.

On a pro forma basis after giving effect to (i) the acquisition of Donlen Corporation by Hertz in September 2011, (ii) the acquisition of Dollar Thrifty, (iii) the proposed sale of Advantage, certain Dollar Thrifty assets and certain on-airport car rental concessions to the Advantage Buyer, (iv) the proposed divestiture of certain additional on-airport car rental concessions to the Advantage Buyer or, in certain cases, one or more other Federal Trade Commission-approved buyers, and (v) the issuance of $700 million of 2020 Notes (as defined below) and $500 million of 2022 Notes (as defined below), and the incurrence of $750 million in Incremental Term Loans (as defined below) to fund the acquisition of Dollar Thrifty, in each case, as if they had occurred on January 1, 2011, our estimated pro forma total combined revenues, combined net income and combined diluted earnings per share for the year ended December 31, 2011 would have been approximately $9.8 billion, $349.8 million and $0.79 per share, respectively, and our estimated pro forma total combined revenues, combined net income and combined diluted earnings per share for the nine months ended September 30, 2012 would have been approximately $7.7 billion,

$361.5 million and $0.81 per share, respectively.  On a pro forma basis after giving effect to (i) the acquisition of Dollar Thrifty, (ii) the proposed sale of Advantage, certain Dollar Thrifty assets and certain on-airport car rental concessions to the Advantage Buyer, (iii) the proposed divestiture of certain additional on-airport car rental concessions to the Advantage Buyer or, in certain cases, one or more other Federal Trade Commission-approved buyers, and (iv) the issuance of $700 million of 2020 Notes and $500 million of 2022 Notes, and the incurrence of $750 million in Incremental Term Loans to fund the acquisition of Dollar Thrifty, in each case, as if they had occurred on September 30, 2012, our estimated pro forma total combined assets and total combined outstanding debt as of September 30, 2012 would have been approximately $23.8 billion and $16.2 billion, respectively.

The pro forma financial information above has been prepared using guidance in Article 11 of Regulation S-X under the Securities Exchange Act of 1934, as amended, and reflects the acquisition method of accounting under accounting principles generally accepted in the United States, and is subject to change and interpretation. Acquisition accounting is dependent upon certain valuations and other studies that have not yet begun or are not yet completed at the time of the preparation of this report. It is likely that the actual adjustments reflected in the final acquisition accounting, which will consider additional information as it becomes available, will differ from the pro forma adjustments used to prepare the pro forma financial information presented above and such differences could have a material impact on the pro forma financial information.  The pro forma financial information also does not give effect to certain one-time charges that Hertz Holdings and Dollar Thrifty incurred or will incur in connection with the acquisition of Dollar Thrifty.  Accordingly, the pro forma financial information set forth above has been presented for informational purposes only.  The pro forma financial information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the applicable transactions been completed as of the dates indicated. In addition, the pro forma financial information does not purport to project the future financial position or operating results of the combined company.

We derived the following information from Dollar Thrifty’s audited consolidated financial statements as of and for the fiscal year ended December 31, 2011, and unaudited consolidated financial statements as of September 30, 2012 and for the nine months ended September 30, 2012.  The summary consolidated statements of operations data for the nine months ended September 30, 2012, and the consolidated balance sheet data as of September 30, 2012, are unaudited but include, in the opinion of Dollar Thrifty’s management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data. Results for the nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for any other interim periods or for the year as a whole.

	Dollar Thrifty	Dollar Thrifty
	Year Ended December 31,	Nine Months Ended September 30,
	2011	2012
		(Unaudited)
	(In thousands)
Statements of Operations Data:
Revenues:
Vehicle rentals	$1,484,324	$1,160,322
Other	64,604	51,928
Total revenues	1,548,928	1,212,250
Costs and Expenses:
Direct vehicle and operating	751,468	596,463
Vehicle depreciation and lease charges, net	270,957	188,368
Selling, general and administrative	191,043	147,479
Interest expense, net of interest income	77,462	44,601
Total costs and expenses	1,290,930	976,911
(Increase) decrease in fair value of derivatives	(3,244)	525
Income before income taxes	261,242	234,814
Income tax expense	101,692	89,516
Net income	$159,550	$145,298

	December 31, 2011	September 30, 2012
		(Unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$508,648	$456,869	(1)
Restricted cash and investments	353,265	250,144
Revenue-earning vehicles, net	1,467,835	1,875,607
Total assets	2,615,666	2,884,595
Debt and other obligations	1,399,955	1,481,137
Total liabilities	2,007,994	2,140,354

(1) Does not reflect the use of approximately $400 million of cash and cash equivalents made available by Dollar Thrifty to Hertz Holdings that was used to partially finance the acquisition of Dollar Thrifty.

Issuance of the 2020 Notes and the 2022 Notes

On October 16, 2012, HDTFS, Inc., a wholly owned subsidiary of Hertz (the “Escrow Issuer”), issued $700 million in aggregate principal amount of 5.875% Senior Notes due 2020 (the “2020 Notes”) and $500 million in aggregate principal amount of 6.250% Senior Notes due 2022 (the “2022 Notes”), each in a private offering exempt from the registration requirements of the Securities Act of 1933, as amended. The proceeds from this issuance were placed in escrow pending consummation of the acquisition of Dollar Thrifty. Contemporaneously with the consummation of the acquisition of Dollar Thrifty, the proceeds from the issuance were released from escrow, the Escrow Issuer merged with and into Hertz, with Hertz continuing as the surviving entity, and Hertz assumed the Escrow Issuer’s obligations under the 2020 Notes and the 2022 Notes. The proceeds of this issuance were used to: (i) finance a portion of the consideration in connection with the acquisition of Dollar Thrifty, (ii) pay off existing indebtedness and other obligations of Dollar Thrifty and its subsidiaries in connection with the acquisition of Dollar Thrifty and (iii) pay fees and other transaction expenses in connection with the acquisition of Dollar Thrifty and related financing transactions.

Incremental Term Loans

On October 9, 2012, Hertz entered into an Incremental Commitment Amendment to its March 2011 credit agreement, which had provided for a $1,400.0 million secured term loan facility (the “Senior Term Facility”).  The Incremental Commitment Amendment increased the amount available under the Senior Term Facility by providing for commitments for an additional $750.0 million of incremental terms loans (the “Incremental Term Loans”) under the Senior Term Facility. The Incremental Term Loans are secured by the same collateral and guaranteed by the same guarantors as the existing term loans under the Senior Term Facility.  The Incremental Term Loans will, like the existing term loans under the Senior Term Facility, mature on March 11, 2018 and the interest rate per annum applicable thereto is the same as such existing term loans. Contemporaneously with the consummation of the acquisition of Dollar Thrifty, the Incremental Term Loans were fully drawn and the proceeds therefrom were used to: (i) finance a portion of the consideration in connection with the acquisition of Dollar Thrifty, (ii) pay off existing indebtedness and other obligations of Dollar Thrifty and its subsidiaries in connection with the acquisition of Dollar Thrifty and (iii) pay fees and other transaction expenses in connection with the acquisition of Dollar Thrifty and related financing transactions.

ABOUT HERTZ HOLDINGS

Hertz Holdings, through its subsidiary The Hertz Corporation (“Hertz,” or the “Company”), operates its car rental business through the Hertz, Dollar and Thrifty brands from approximately 10,400 corporate, licensee and franchisee locations in North America, Europe, Latin America, Asia, Australia, Africa, the Middle East and New Zealand. Hertz is the largest worldwide airport general use car rental brand, operating from approximately 8,800 corporate and licensee locations in approximately 150 countries.  Our Dollar and Thrifty brands have approximately 1,580 corporate and franchisee locations in approximately 80 countries. Our Hertz brand name is one of the most recognized in the world, signifying leadership in quality rental services and products. We are one of the only car rental companies that has an extensive network of company-operated rental locations both in the United States and in all major European markets. We believe that we maintain the leading airport car rental brand market share, by overall reported revenues, in the United States and at 111 major airports in Europe where we have company-operated locations and where data regarding car rental concessionaire activity is available. We believe that we also maintain the second largest market share, by revenues, in the off-airport car rental market in the United States. In our equipment rental business segment, we rent equipment through approximately 340 branches in the United States, Canada, France, Spain, China and Saudi Arabia, as well as through our international licensees. We and our predecessors have been in the car rental business since 1918 and in the equipment rental business since 1965. We also own Donlen Corporation, based in Northbrook, Illinois, which is a leader in providing fleet leasing and management services.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Examples of forward-looking statements include information concerning Hertz Holdings’ liquidity and its possible or assumed future results of operations, including descriptions of its business strategy.  These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are based on certain assumptions that Hertz Holdings has made in light of its experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that Hertz Holdings believes are appropriate in these circumstances. You should understand that these statements are not guarantees of performance or results.  They involve risks, uncertainties and assumptions.  Many factors could affect our actual financial results and could cause actual results to differ materially from those expressed in the forward-looking statements.

Among other items, such factors could include: our ability to integrate the car rental operations of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) and the ability to realize operational efficiencies from the acquisition of Dollar Thrifty; the operational and profitability impact of divestitures that we were required to undertake to secure regulatory approval for the acquisition of Dollar Thrifty; levels of travel demand, particularly with respect to airline passenger traffic in the United States and in global markets; significant changes in the competitive environment, including as a result of industry consolidation, and the effect of competition in our markets, including on our pricing policies or use of incentives; occurrences that disrupt rental activity during our peak periods; our ability to achieve cost savings and efficiencies and realize opportunities to increase productivity and profitability; an increase in our fleet costs as a result of an increase in the cost of new vehicles and/or a decrease in the price at which we dispose of used vehicles either in the used vehicle market or under repurchase or guaranteed depreciation programs; our ability to accurately estimate future levels of rental activity and adjust the size of our fleet accordingly; our ability to maintain sufficient liquidity and the availability to us of additional or continued sources of financing for our revenue earning equipment and to refinance our existing indebtedness; safety recalls by the manufacturers of our vehicles and equipment; a major disruption in our communication or centralized information networks; financial instability of the manufacturers of our vehicles and equipment; any impact on us from the actions of our licensees, franchisees, dealers and independent contractors; our ability to maintain profitability during adverse economic cycles and unfavorable external events (including war, terrorist acts, natural disasters and epidemic disease); shortages of fuel and increases or volatility in fuel costs; our ability to successfully integrate acquisitions and complete dispositions; our ability to maintain favorable brand recognition; costs and risks associated with litigation; risks related to our indebtedness, including our substantial amount of debt, our ability to incur substantially more debt and increases in interest rates or in our borrowing margins; our ability to meet the financial and other covenants contained in our senior credit facilities, our outstanding unsecured senior notes and certain asset-backed and asset-based arrangements; changes in accounting principles, or their application or interpretation, and our ability to make accurate estimates and the assumptions underlying the estimates, which could have an effect on earnings; changes in the existing, or the adoption of new laws, regulations, policies or other activities of governments, agencies and similar organizations where such actions may affect our operations, the cost thereof or applicable tax rates; changes to our senior management team; the effect of tangible and intangible asset impairment charges; the impact of our derivative instruments, which can be affected by fluctuations in interest rates and commodity prices; and our exposure to fluctuations in foreign exchange rates. Additional information concerning these and other factors can be found in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Hertz Holdings therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to Hertz Holdings or persons acting on Hertz Holdings’ behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Hertz Holdings undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.